SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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In the Matter of:
                                                 SEMI-ANNUAL CERTIFICATE
AMEREN CORPORATION                               PURSUANT TO RULE 24 UNDER THE
UNION ELECTRIC DEVELOPMENT                       PUBLIC UTILITY HOLDING COMPANY
   CORPORATION                                   ACT OF 1935
CIPSCO INVESTMENT COMPANY

File No.  70-9965
================================================================================

     Ameren Corporation ("Ameren"), a registered holding company, and its subsidiaries named above, hereby file this certificate pursuant to Rule 24 reporting on transactions authorized by the Commission by order dated June 4, 2002 (Holding Co. Act Release No. 35-27536). This certificate is filed with respect to transactions consummated during the period commencing January 1, 2003 and ending June 30, 2003.

     File No. 70-9965:
     ----------------

     a. The consolidated balance sheet and twelve-month statement of income as of the end of the six-month period.

          To be filed confidentially as Exhibits A and B under Rule 104.

     b. The amount of revenues and any form of compensation received during each six-month period ending June 30 or December 31 as applicable, from any and all Tax Credit Projects directly or indirectly owned.

          Other than the annual tax credits which lower the amount of paid taxes, neither Union Electric Development Corporation or CIPSCO Investment Company ("CIC") receive any revenue or compensation from these tax credit investments.

     c. The name of each new Tax Credit Project company in which an investment was made during the six-month period and upon staff request a copy of the applicable operating agreement.

          On June 6, 2003, CIC made an additional $500,000 equity commitment to the 2003 Illinois Equity Fund, LLC.

     d. The amounts of investment made during each six-month period in the Tax Credit Projects and cumulative comparisons of the $125 million authorized in this order.

          Refer to attached Exhibit C.

     e. The cumulative number of any and all Tax Credit Projects, and any other investment position in any form of non-utility assets at the end of each six-month period.

          Refer to Note 2 to attached Exhibit C.

The undersigned registered holding company has duly caused this semi-annual report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Ameren Corporation


By     /s/ Jerre E. Birdsong                    Date:    August 13, 2003
  --------------------------------------
           Jerre E. Birdsong
           Vice President and Treasurer

                                                                       EXHIBIT C

Ameren - Equity Tax Credit Investment Summary

  Union Electric Development Corporation (UEDC)
  ---------------------------------------------

                                                       Equity Invested as of
                                                 12/31/2002      As of 6/30/2003

  St. Louis Equity Fund:  St. Louis, MO
        1988 LP                                 $   512,047       $   512,047
        1990 LP                                 $   484,325       $   484,325
        1991 LP                                 $   498,931       $   498,931
        1992 LP                                 $   516,461       $   516,461
        1993 LP                                 $   489,812       $   489,812
        1994 LP                                 $   480,547       $   491,028
        1995 LLC                                $   493,400       $   493,400
        1996 LLC                                $   518,245       $   591,550
        1997 LLC                                $   571,945       $   592,714
        1998 LLC                                $   403,877       $   495,086
        1999 LLC                                $   436,892       $   618,117
        2000 LLC                                $   349,811       $   509,760
        2001 LLC                                $   240,549       $   390,993
        2002 LLC                                $    90,000       $   178,017
        2003 LLC                                Note 1            $      -
              Housing Missouri, Inc: St. Louis, MO
        1996 LLC                                $   244,862       $   286,956
        1997 LLC                                $   238,840       $   286,464
        1998 LLC                                $   195,413       $   240,933
                                            ------------------------------------
                                 Total UEDC:    $ 6,765,957       $ 7,676,594


  CIPSCO Investment Company (CIC)
  -------------------------------

  Illinois Equity Fund:  Springfield, Illinois
        1992 LP                                 $   500,000       $   500,000
        1994 LP                                 $   920,131       $ 1,000,001
        1996 LP                                 $   899,048       $ 1,000,000
        1998 LP                                 $   349,144       $   446,260
        2000 LP                                 $    59,731       $   103,464
        2002 LP                                 $      -          $    50,114
  St. Louis Equity Fund:  St. Louis, Missouri
        1999 LLC                                $   218,447       $   309,059
        2000 LLC                                $   174,905       $   254,879
        2001 LLC                                $   120,275       $   195,497
        2002 LLC                                $    45,000       $    89,009
        2003 LLC                                                  Note 2
                                            ------------------------------------
                                 Total CIC:     $ 3,286,681       $ 3,948,283



  Ameren Corporation Total:           $   -     $10,052,638       $11,624,877


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


  Notes
1 On December 19, 2002 UEDC signed a subscription agreement for the SLEF 2003
  LLC fund in the amount of $1,500,000. As of June 30, 2003 no equity has been paid.
2 On June 6, 2003 CIC signed a subscription agreement for the IEF 2003 LLC fund in the amount of $500,000. As of June 30, 2003 no equity has been paid.

           SEC Authorized Amount                 $125,000,000         Remaining
                                                                       Balance
           Commitments prior to SEC Order        $ 16,600,000       $108,400,000
           Subsequent Commitments
                   SLEF 2003 (12/19/2002)        $  1,500,000       $106,900,000
                       IEF 2003(6/6/2003)        $    500,000       $106,400,000


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